Exhibit (k)(3)

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”) is made and entered into as of this 13th day of October, 2016 by and among Owl Rock Capital Securities, LLC, a Delaware limited liability company (the “Dealer Manager”), Owl Rock Capital Corporation II, a Maryland corporation (the “Company”), and UMB Bank, N.A., as escrow agent, a national banking association organized and existing under the laws of the United States of America (the “Escrow Agent”).

RECITALS

WHEREAS, the Company proposes to offer and sell shares of its common stock (the “Shares”), on a best-efforts basis, for at least $2.5 million and up to $2.5 billion of gross offering proceeds (excluding the Shares to be offered and sold pursuant to the Company’s distribution reinvestment plan), at an initial public offering price of $9.47 per Share (the “Offering”) to investors pursuant to the Company’s Registration Statement on Form N-2 (File No. 333-213716), as amended from time to time (the “Offering Document”).

WHEREAS, the Dealer Manager will be engaged by the Company to offer and sell the Shares on a best efforts basis through a network of participating broker-dealers and registered investment advisors (the “Dealers”).

WHEREAS, the Company has agreed that if at least $2.5 million of gross offering proceeds, including proceeds from persons who are affiliated with the Company or its sponsors (such amount, the “Minimum Offering”) has not been raised no later than one year from the date the Offering Document becomes effective with the Securities and Exchange Commission (the “Closing Date”) the subscription price paid by subscribers for shares will be promptly refunded to such subscribers.

WHEREAS, the Dealer Manager and the Company desire to establish an escrow account (the “Escrow Account”) as further described herein, in which funds received from subscribers will, except as otherwise specified herein, be deposited and the Company desires that the Escrow Agent act as escrow agent to the Escrow Account and Escrow Agent is willing to act in such capacity.

WHEREAS, the Escrow Agent has engaged DST Systems, Inc. (the “Processing Agent”), to examine for “good order” subscriptions and to act as record keeper, maintaining on behalf of the Escrow Agent the ownership records for the Escrow Account. In so acting, the Processing Agent shall be acting solely in the capacity of agent for the Escrow Agent and not in any capacity on behalf of the Company or the Dealer Manager.

WHEREAS, in order to subscribe for Shares during the Escrow Period (as defined below), a subscriber must deliver i) an executed subscription agreement in substantially the form attached as an exhibit to the offering document and ii) the full amount of the purchase price for the Shares: (a) by check made payable to the order of “UMB Bank, N.A., Escrow Agent for ORCC II LLC” in U.S. dollars; or (ii) by draft or wire transfer of immediately available funds in U.S. dollars, made payable as provided in Section 12(b) (collectively, the “Payment Instruments”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged the Dealer Manager, the Company and Escrow Agent agree to the terms of this Agreement as follows:

1.     Establishment of Escrow Account; Escrow Period. On or prior to the commencement of the offering of Shares pursuant to the Offering Document, the Company shall establish the Escrow Account with the Escrow Agent, which shall be entitled “UMB Bank, N.A., as Escrow Agent for “ORCC II” This Agreement shall be effective on the date on which the Offering Document becomes effective. Except as otherwise set forth herein, the “Escrow Period” shall commence upon the effectiveness of this Agreement and shall continue until the earlier of: (a) the date upon which the Escrow Agent receives confirmation from the Company and the Dealer Manager that the Company has raised the Minimum Offering and that the Company desires to break escrow; (b) the Closing Date; or (c) the termination of the Offering by the Company prior to the receipt of the Minimum Offering.

2.     Operation of the Escrow.

(a)    Deposits in the Escrow Account. During the Escrow Period, persons subscribing to purchase Shares will be instructed by the Company, the Dealer Manager and the Dealers to make Payment Instruments for subscriptions payable to the order of “UMB Bank, N.A., Escrow Agent for ORCC II LLC” or any variation thereof permitting deposit in the Escrow Account if accompanied by a corresponding subscription agreement. Completed subscription agreements and checks in payment for the purchase price for the Shares shall be remitted by the broker dealers or registered investment advisors, as applicable, on behalf of persons subscribing to purchase shares directly to the Processing Agent at the address designated for the receipt of such agreements and funds; and drafts or wires shall be transmitted directly to the Escrow Account. The Processing Agent will promptly deliver all monies received in good order from subscribers (or from the Dealer Manager or other Dealers transmitting monies and subscriptions from subscribers) for the payment of Shares to the Escrow Agent for deposit in the Escrow Account no later than the end of the business day on which such monies are received by the Processing Agent. Completed subscription agreements and checks shall be delivered by the Dealer to the Processing Agent no later than the close of business on the first business day following their receipt by the Dealer; provided, however, if the Dealer receives subscription agreements and checks at a branch office and final supervisory review is conducted at a different location (the “Final Review Office”), then the branch office shall transmit the subscription agreements and checks to the Final Review Office by the close of business on the first business day following their receipt by the branch office and the Final Review Office shall review the subscription agreements and check to ensure their proper execution and form and, if they are acceptable, deliver the subscription agreements and the funds to the Processing Agent by the close of business on the first business day after their receipt by the Final Review Office. Deposits shall be held in the Escrow Account until such funds are disbursed in accordance with this Section 2. Prior to disbursement of the funds deposited in the Escrow Account, such funds shall not be subject to claims by creditors of the Company or any of its affiliates. If any of the Payment Instruments are returned to the Escrow Agent for nonpayment prior to receipt of the Break Escrow Letter (as described below), the Escrow Agent shall promptly notify the Processing Agent and the Company in writing via mail, email or facsimile of such nonpayment, and the Escrow Agent is authorized to debit the Escrow Account, as applicable in the amount of such returned payment and the Processing Agent shall delete the appropriate account from the records maintained by the Processing Agent. Within 30 days from the date of receipt of each subscription, the Company will determine whether or not the subscription is to be accepted or rejected in whole or in part. Within 10 business days of receipt by the Escrow Agent of written notice from the Company, or as soon thereafter as practicable, that a subscription has been rejected, the Escrow Agent shall transfer by check the funds and all interest, if any, earned thereon, of any subscribers whose subscription has been rejected since the commencement of the Offering. The Escrow Agent agrees to cause the Processing Agent to maintain a written account of each sale, which account shall set forth, among other things, the following information: (i) the subscriber’s name and address; (ii) the subscriber’s social security number; (iii) the number of Shares purchased by such subscriber; and (iv) the amount paid by such subscriber for such Shares. During the Escrow Period, neither the Company nor the Dealer Manager will be entitled to any funds received into the Escrow Account.

(b)    Distribution of the Escrowed Funds. The funds in the Escrow Account shall remain in the Escrow Account until i) the Minimum offering has been achieved and ii) the Escrow Agent receives written direction provided by the Company instructing the Escrow Agent to deliver the principal amount of such escrowed funds as the Company shall direct, provided, however, that the Escrow Agent shall not disburse the funds of a subscriber, the subscription of which has been rejected or rescinded, if the Escrow Agent has been notified by the Company of such rejection or rescission. A letter from an officer of the Company to the Escrow Agent and Processing Agent stating that at least the Minimum Offering has been achieved on or prior to the Closing Date, shall constitute sufficient evidence for the purpose of this Agreement that such event has occurred (the “Break Escrow Letter”). The Break Escrow Letter shall indicate: (i) the date on which the Minimum Offering was achieved or satisfied; and (ii) the actual total number of Shares sold as of such date. The current form of the Break Escrow Letter is attached hereto as Exhibit B. The Company hereby directs the Escrow Agent to provide the Processing Agent with all electronic files and information needed by the Processing Agent, including, without limitation, the Subscription Agreements, to maintain ownership records for the Company’s shares.

(c)    Return of Escrowed Funds. If the Escrow Agent has not received a Break Escrow Letter on or prior to the Closing Date, or if the Escrow Agent receives an Offering Termination Letter (as described below), the Escrow Agent shall promptly create and dispatch checks and wires drawn on the Escrow Account to return the principal amount of the funds in the Escrow Account, without deduction for fees, penalties or expenses, to the respective subscribers, and the Escrow Agent shall notify the Company and the Dealer Manager of its distribution of the funds. The subscription payments returned to each subscriber (shall be free and clear of any and all claims of the Company or any of its creditors. If at any time prior to the raising of the Minimum Offering and the Closing Date the Company decides to terminate the offering, the Company shall notify the Escrow Agent and Processing Agent by means of a letter from an officer of the Company authorizing the Escrow Agent to distribute the funds in the Escrow Account as provided in this paragraph (“Offering Termination Letter”).

3.     Escrowed Funds.

Upon receipt of funds from subscribers to the Offering, the Escrow Agent shall hold such funds un-invested in escrow pursuant to the terms of this Agreement.

Duties of the Escrow Agent. The Escrow Agent shall have no duties or responsibilities other than those expressly set forth in this Agreement, and no implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent is not a party to, or bound by, any other agreement among the other parties hereto, and the Escrow Agent’s duties shall be determined solely by reference to this Agreement. The Escrow Agent shall have no duty to enforce any obligation of any person, other than as provided herein. The Escrow Agent shall be under no liability to anyone by reason of any failure on the part of any party hereto or any maker, endorser or other signatory of any document or any other person to perform such person’s obligations under any such document. The Escrow Agent and Processing Agent shall keep strictly confidential all information sent to it unless such material is required to be disclosed pursuant to any applicable law, regulation, judicial or administrative order, decree or subpoena, or request by a regulatory organization having authority pursuant to the law.

4.     Liability of the Escrow Agent and the Processing Agent; Indemnification.

(a)    In performing any of their respective duties under this Agreement, or upon the claimed failure to perform their respective duties hereunder, the Escrow Agent and the Processing Agent shall not be liable to anyone for any damages, losses, or expenses that either may incur as a result of either so acting, or failing to act; provided, however, the Escrow Agent shall be liable for damages, losses, and expenses, including, without limitation, reasonable costs of investigation and counsel fees and disbursements that may be incurred by the Company arising out of its or the Processing Agent’s negligence, willful default or misconduct under this Agreement. Accordingly, neither the Processing Agent nor the Escrow Agent shall incur any liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel that is given with respect to any questions relating to their duties and responsibilities hereunder, or (ii) any action taken or omitted to be taken in reliance upon any document, including any written notice or instructions provided for in this Agreement, not only as to its due execution and to the validity and effectiveness of its provisions but also as to the truth and accuracy of any information contained therein, if the Processing Agent and/or the Escrow Agent shall believe such document to be genuine.

(b)    The Company hereby agrees to indemnify and hold harmless the Escrow Agent and the Processing Agent (each, an “Indemnitee”) from and against any and all losses, claims, damages, liabilities and expenses, including, without limitation, reasonable costs of investigation and counsel fees and disbursements, that may be incurred by either of them resulting from any act or omission of the Company; provided, however, that the Company shall not indemnify either Indemnitee for any such losses, claims, damages, or expenses arising out of such Indemnitee’s negligence, willful default or misconduct.

(c)    If any dispute ensues between or among the parties hereto that, in the opinion of the Escrow Agent, is sufficient to justify its doing so, the Escrow Agent shall be entitled to tender into the registry or custody of any court of competent jurisdiction, all money or property in its hands under the terms of this Agreement, and to file such legal proceedings as it deems appropriate, and shall thereupon be discharged from all further duties under this Agreement. Any such legal proceedings may be brought in any such court as the Escrow Agent shall determine has jurisdiction. The Company shall indemnify the Escrow Agent or Processing Agent against their reasonable court costs and attorneys’ fees incurred in filing such legal proceedings.

5.     The Escrow Agent’s Fee. In consideration of the services to be provided by the Escrow Agent hereunder, the Company agrees to pay the fees to the Escrow Agent as set forth in Exhibit A.

6.     Security Interests. No party to this Escrow Agreement shall grant a security interest in any monies or other property deposited with the Escrow Agent under this Escrow Agreement, or otherwise create a lien, encumbrance or other claim against such monies or borrow against the same.

7.     Dispute. In the event of any disagreement between the undersigned or the person or persons named in instructions given pursuant to this Agreement, or any other person, resulting in adverse claims and demands being made in connection with or for any papers, money or property involved herein, or affected hereby, the Escrow Agent shall be entitled to refuse to comply with any demand or claim, as long as such disagreement shall continue, and in so refusing to make any delivery or other disposition of any money, papers or property involved or affected hereby, the Escrow Agent shall not be or become liable to the undersigned or to any person named in such instructions for its refusal to comply with such conflicting or adverse demands, and the Escrow Agent shall be entitled to refuse and refrain to act until: (a) the rights of the adverse claimants shall have been fully and finally adjudicated in a court of competent jurisdiction over the parties and money, papers and property involved herein or affected hereby; or (b) all differences shall have been adjusted by agreement and the Escrow Agent shall have been notified thereof in writing, signed by all the interested parties.

8.     Resignation of Escrow Agent. Escrow Agent may resign or be removed, at any time, for any reason, by written notice of its resignation or removal to the proper parties at their respective addresses as set forth herein, at least 60 days before the date specified for such resignation or removal to take effect; upon the effective date of such resignation or removal:

(a)    all cash and other payments and all other property then held by the Escrow Agent hereunder shall be delivered by it to such successor escrow agent as may be designated in writing by the Company, whereupon the Escrow Agent’s obligations hereunder shall cease and terminate; or

(b)    if no such successor escrow agent has been designated by such date, all obligations of the Escrow Agent hereunder shall, nevertheless, cease and terminate, and the Escrow Agent’s sole responsibility thereafter shall be to keep all property then held by it and to deliver the same to a person designated in writing by the Company or in accordance with the directions of a final order or judgment of a court of competent jurisdiction; and

(c)    further, if no such successor escrow agent has been designated by such date, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor agent; further the Escrow Agent may pay into such court all monies and property deposited with Escrow Agent under this Agreement.

9.     Notices. All notices, demands and requests required or permitted to be given under the provisions hereof must be in writing and shall be deemed to have been sufficiently given, upon receipt, if (i) personally delivered, (ii) sent by telecopy and confirmed by phone or (iii) mailed by registered or certified mail, with return receipt requested, delivered to the addresses set forth below, or to such other address as a party shall have designated by notice in writing to the other parties in the manner provided by this paragraph:

(a) If to Company:	Owl Rock Capital Corporation II
245 Park Avenue, 41st Floor
New York, New York 10167 Attention: Rebecca Tabb
Telephone: (212) 419-3045
Email: rebecca@owlrock.com

Company Wire Instructions:
To be provided by the Company

(b) If to the Escrow Agent:	UMB Bank, N.A.
1010 Grand Blvd., 4th Floor
Mail Stop: 1020409
Kansas City, Missouri 64106
Attention: Lara L Stevens
Corporate Trust & Escrow Services
Telephone: 816-860-3017
Facsimile: 816-860-3029 Email: lara.stevens@umb.com

Escrow Agent Wiring Instructions:
UMB Bank, N.A.
ABA Routing Number: 101000695
Account Number:
Account Name: UMB Bank, N.A., Escrow Agent for ORCC II LLC

Checks Payable Information:
UMB Bank, N.A., Escrow Agent for ORCC II LLC
Attention: Lara Stevens, Corporate Trust & Escrow Services
1010 Grand Boulevard, 4th Floor
M/S 1020409
Kansas City, Missouri 64106

(c) If to Dealer Manager:	Owl Rock Capital Securities, LLC
245 Park Avenue, 41st
New York, New York 10167
Attention: Rebecca Tabb
Telephone: (212) 419-3045
Email: rebecca@owlrock.com

10.     Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflicts of law.

11.     Binding Effect; Benefit. This Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the parties hereto.

12.     Modification. This Agreement may be amended, modified or terminated at any time by a writing executed by the Dealer Manager, the Company and the Escrow Agent.

13.     Assignability. This Agreement shall not be assigned by the Escrow Agent without the Company’s prior written consent.

14.     Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Copies, telecopies, facsimiles, electronic files and other reproductions of original executed documents shall be deemed to be authentic and valid counterparts of such original documents for all purposes, including the filing of any claim, action or suit in the appropriate court of law.

15.     Headings. The section headings contained in this Agreement are inserted for convenience only, and shall not affect in any way, the meaning or interpretation of this Agreement.

16.     Severability. This Agreement constitutes the entire agreement among the parties and supersedes all prior and contemporaneous agreements and undertakings of the parties in connection herewith. No failure or delay of the Escrow Agent in exercising any right, power or remedy may be, or may be deemed to be, a waiver thereof; nor may any single or partial exercise of any right, power or remedy preclude any other or further exercise of any right, power or remedy. In the event that any one or more of the provisions contained in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

17.     Earnings Allocation; Tax Matters; Patriot Act Compliance; OFAC Search Duties. The Company or its agent shall be responsible for all tax reporting under this Escrow Agreement. The Company shall provide to Escrow Agent upon the execution of this Agreement any documentation requested and any information reasonably requested by the Escrow Agent to comply with the USA Patriot Act of 2001, as amended from time to time. The Escrow Agent, or its agent, shall complete an OFAC search, in compliance with its policy and procedures, of each Payment Instrument and shall inform the Company if a Payment Instrument fails the OFAC search.

18.     Miscellaneous. This Agreement shall not be construed against the party preparing it, and shall be construed without regard to the identity of the person who drafted it or the party who caused it to be drafted and shall be construed as if all parties had jointly prepared this Agreement and it shall be deemed their joint work product, and each and every provision of this Agreement shall be construed as though all of the parties hereto participated equally in the drafting hereof; and any uncertainty or ambiguity shall not be interpreted against any one party. As a result of the foregoing, any rule of construction that a document is to be construed against the drafting party shall not be applicable.

19.     Third Party Beneficiaries. The Processing Agent shall be a third party beneficiary under this Agreement, entitled to enforce any rights, duties or obligations owed to it under this Agreement notwithstanding the terms of any other agreements between the Processing Agent and any Party hereto.

20.     Termination of the Escrow Agreement. This Agreement, except for Sections 9 and 11 hereof, which shall continue in effect, shall terminate upon written notice from the Company to the Escrow Agent. Unless otherwise provided, final termination of this Agreement shall occur on the date that all funds held in the Escrow Account are distributed either: (a) to the Company or to subscribers and the Company has informed the Escrow Agent in writing to close the Escrow Account; or (b) to a successor escrow agent upon written instructions from the Company.

21.     Relationship of Parties. The Dealer Manager and the Company are unaffiliated with the Escrow Agent, and this Agreement does not create any partnership or joint venture among either the Dealer Manager or the Company and the Escrow Agent.

22.     Data Security.

(a)    The Company, the Dealer Manager and the Escrow Agent each agree to have in place and adhere to a commercially reasonable program of customer privacy in compliance with applicable laws and industry best practices designed to assure the confidentiality and security of confidential investor information, as required by Regulation S-P and other applicable laws. This program shall, at a minimum, include the maintenance of firewalls, anti-virus solutions, internal controls, security monitoring and other similar precautions, as reasonable and appropriate, to help protect against unauthorized use and/or disclosure. The Escrow Agent will promptly notify the Company of any breaches of security or loss of confidential customer information in respect of investors in the Company.

(b)    The Escrow Agent and its Representatives (as defined below) shall keep strictly confidential all information sent to them (“Confidential Information”) unless disclosure is otherwise permitted by this Section 22. The term Confidential Information shall not include information that is or becomes generally available to the public other than as a result of a breach of this Agreement by the Escrow Agent, (ii) that, at the time of receipt from the Company under this Agreement, is already in the possession or control of or known to the Escrow Agent or any of its directors, officers, employees, agent (including, for the avoidance of doubt, the Processing Agent), representatives, attorneys, or advisors of the Escrow Agent (hereinafter “Representatives”) or that is received by the Escrow Agent or any of its Representatives from a source other than the Company if, in either case, the source of the information was not at the time of first receipt known by the Escrow Agent or its Representative to be bound by a contractual, legal, fiduciary or other obligation of confidentiality prohibiting disclosure of the information to the Escrow Agent at the time of disclosure, or (iii) that is independently developed by the Escrow Agent or any of its Representatives without violating any obligations owed by the Escrow Agent or any of its Representatives to the Company under this Agreement, or was permitted to be disclosed by written authorization of the Company. In the event the Escrow Agent or its Representatives are required to disclose Confidential Information pursuant to any applicable law, regulation, judicial or administrative order, decree or subpoena, or request by a regulatory organization having authority pursuant to the law or unless the Escrow Agent is otherwise advised by counsel that such material is legally required to be disclosed, to the extent permitted by law, the Escrow Agent or its Representatives shall give the Company prior written notice of such request or requirement so that the Company may seek an appropriate order or other remedy protecting the Confidential Information from disclosure, and the Escrow Agent and its Representatives will reasonably cooperate (with the Company reimbursing the Escrow Agent or its Representatives, as applicable, for all reasonable related out-of-pocket expenses) with the Company to obtain such protective order or other remedy. In the event that a protective order or other remedy is not obtained or the Company waives its right to seek such an order or other remedy, the Escrow Agent and its Representatives may, without liability under this Agreement, may furnish only that portion of the Confidential Information which, in the opinion of counsel, the Escrow Agent and its Representatives is legally required to disclose; provided, that the Escrow Agent and its Representatives, to the extent permitted by law, will give the Company written notice of the information to be disclosed as far in advance of its disclosure as reasonably practicable and uses commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information. Without limiting the foregoing, nothing in this Agreement shall prohibit, prevent or limit the Escrow Agent or its Representatives from disclosing any Confidential Information, without notice to or consent of the Company, if the disclosure is made to a supervisory or governmental authority or a self-regulatory organization in the course of a routine examination, inquiry, or audit of the Escrow Agent, or any of its Representatives or any business or operations of the Escrow Agent or its Representatives not targeting the Company.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized representatives as of the date first written hereinabove.

DEALER MANAGER:

OWL ROCK CAPITAL SECURITIES LLC

By:
Name:	Rebecca Tabb
Title:	Chief Compliance Officer

COMPANY:

OWL ROCK CAPITAL CORPORATION II

By:
Name:	Rebecca Tabb
Title:	Secretary

ESCROW AGENT:

UMB BANK, N.A.

By:
Name:	Lara L. Stevens
Title:	Vice President

EXHIBIT A

ESCROW FEES AND EXPENSES

Acceptance Fee
Review escrow agreement, establish account	$3,000
DST Agency Engagement	$250

Annual Fees
Annual Escrow Agent	$3,000

Transactional Fees
Outgoing Wire Transfer	$15 each
Outgoing Checks	$35 each
Daily Recon File to Transfer Agent	$2.50 per Bus Day
Wire Ripping to Transfer Agent	$10 per Bus Day
Overnight Delivery/Mailings	$16.50 each
IRS Tax Reporting	$10 per 1099

Fees specified are for the regular, routine services contemplated by the Escrow Agreement, and any additional or extraordinary services, including, but not limited to disbursements involving a dispute or arbitration, or administration while a dispute, controversy or adverse claim is in existence, will be charged based upon time required at the then standard hourly rate. In addition to the specified fees, all expenses related to the administration of the Escrow Agreement (other than normal overhead expenses of the regular staff) such as, but not limited to, travel, postage, shipping, courier, telephone, facsimile, supplies, legal fees, accounting fees, etc., will be reimbursable.

Acceptance fee and first year Annual Escrow Agent fee will be payable at the initiation of the escrow. Thereafter, the Annual Escrow Agent fee will be billed in advance and Transactional Fees will be billed in arrears. Other fees and expenses will be billed as incurred.

EXHIBIT B

                                 , 201

UMB Bank, N.A.

1010 Grand Blvd., 4th Floor

Mail Stop: 1020409

Kansas City, Missouri 64106

Email: lara.stevens@umb.com

Attention: Lara Stevens

Re:	(the “Company”)

Break Escrow Date:                                 , 201

Dear Ladies and Gentlemen:

The undersigned signatory hereby certifies to you the following, pursuant to the Escrow Agreement among the Company and Escrow Agent and Managing Dealer as therein defined dated as of [                                ], 201     (the “Escrow Agreement”):

1.    I am the Chief Financial Officer of the Company;

2.    At least $[            ] million in shares of common stock (the “Shares”) of the Company were subscribed for as of                                 , 201     (the “Break Escrow Date”), and $             represents the amount Good Order Funds. The investors who submitted subscriptions that were accepted on or before the Break Escrow Date should be admitted as shareholders of the Company as of the Break Escrow Date. Thereafter, investors should be admitted as shareholders at such time as their funds are released from the Escrow Account upon written authorization received by the Escrow Agent from the Issuer.

Please contact the undersigned should you have any questions at (            )                                     .

Very truly yours,

By:

Chief Financial Officer